SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            (Amendment No. _______)*

                         Flexpoint Sensor Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    33938W107
                                 (CUSIP Number)

                                  Douglas Odom
                    6906 South 300 West, Midvale, Utah 84047
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

         Check the following box if a fee is being paid with this statement:[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------------------------------------------------------------------
(1)  Names of Reporting Persons.  S.S. or I.R.S. John A. Sindt    ###-##-####
     Identification Nos. of Above Persons        Northridge Investment LLC
                                                                    87-0534873
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(2)  Check the Appropriate box if a Member       (a)               X
     of a Group (See Instructions)               (b)
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                            00
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization              Utah, United States
--------------------------------------------------------------------------------
             (7)SOLE VOTING POWER    John A.Sindt   1,463,610
                                     Northridge Investment LLC 992,750
 NUMBER OF   -------------------------------------------------------------------
   SHARES    (8)SHARED VOTING POWER
BENEFICIALLY
 OWNED BY    -------------------------------------------------------------------
    EACH     (9)SOLE DISPOSITIVE POWER John A. Sindt                1,463,610
 REPORTING                             Northridge Investment LLC     992,750
   PERSON
    WITH     -------------------------------------------------------------------
            (10)SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned    John A. Sindt              1,463,610
     by Each Reporting Person               Northridge Investment LLC    992,750

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)                     X
--------------------------------------------------------------------------------
(13) Percent of Class Represented  John A. Sindt  5.557%(1,463,610/26,336,098)
     by Amount in Row (11)         Northridge Investment LLC
                                                     3.769%(992,750/26,336,098)
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                  IN, OO
--------------------------------------------------------------------------------

   *The remainder of this cover page         The information required on the
shall be filled out for a reporting       remainder of this cover page shall not
person's initial filing on this form      be deemed to be "filed" for the
with respect to the subject class of      purpose of Section 18 of the
securities, and for any subsequent        Securities Exchange Act of 1934
amendment containing information which    ("Act") or otherwise subject to the
would alter disclosures provided in a     liabilities of that section of the Act
prior cover page.                         but shall be subject to all other
                                          provisions of the Act (however, see
                                          the Notes).
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement is related to the Common Stock, of Flexpoint Sensor Systems, Inc., a Delaware corporation ("Flexpoint"). The address of the principal executive offices of Flexpoint is 6906 South 300 West, Salt Lake City, Utah 84047.

Item 2.   Identity and Background.

         (a) The persons filing this statement are John A. Sindt and Northridge Investment LLC, a Utah limited liability company (hereinafter sometimes referred to collectively as the "Group").

         (b) The residence address of John A. Sindt is 4 Northridge Way, Sandy, Utah 84092; and Northridge Investment LLC maintains a business address at 47 East 7200 South, Suite 221, Salt Lake City, Utah 84047.

         (c) John A. Sindt is primarily engaged as a licensed constable in Salt Lake County, Utah, doing business in this capacity at 47 East 7200 South, Suite 221, Midvale, Utah 84047. He is the Managing Member of Northridge Investment LLC, and has an affiliate relationship with Bull Ventures Ltd. Mr. Sindt was a involved in the management of the Company as a Director for a period of time ending April 9, 1998. In December 1999, Mr. Sindt again was elected to the Board of Directors, where he now serves.

         (d) Neither Mr. Sindt nor Northridge Investment LLC has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

         (e) Neither Mr. Sindt nor Northridge Investment LLC has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Sindt is a citizen of the United States of America. Northridge Investment LLC is a Utah limited liability company.


Item 3.  Source and Amount of Funds or Other Consideration.

         On April 9, 1998, Flexpoint exchanged shares of its unregistered common stock for all of the issued and outstanding capital stock of a company in which Mr. Sindt and Northridge were shareholders. Most of the Flexpoint Common Stock legally and beneficially owned by Mr. Sindt and Northridge as shown in this
Schedule 13D was acquired in exchange for shares and warrants to acquire shares of Flexpoint on April 9, 1998. For ease and clarity of understanding and reporting, Mr. Sindt and Northridge will report acquisitions and transfers of their shares as Flexpoint securities, although all transactions prior to April 9, 1998 were actually in the predecessor company securities. Similarly references to transactions "with Flexpoint" or "with shareholders of Flexpoint" actually took place with the predecessor private company and with shareholders of the predecessor private company if occurring prior to April 9, 1998.

Mr. Sindt acquired his personal shares of Flexpoint Common Stock and Flexpoint derivative securities in the following transactions, at the following prices and at the following times:

         Date        Number of Shares       Price             Circumstances
         ----        ----------------       ------             -------------
         7/95         15,860 Warrants        N/A               Compensation

         4/98        455,000 Warrants        N/A               Contract with
                                                               Jules DeGreef

         8/99         15,860 shares         $0.77              Warrant Exercise

         Northridge Investment LLC acquired shares of Flexpoint Common Stock in the following transactions, at the following prices and at the following times:

         Date        Number of Shares       Price             Circumstances
         ----        ----------------       ------             -------------

         1/95        132,167 shares        $0.4539             Capital Purchase

         9/97        1,850,333 shares      $0.1081             Capital Purchase

         12/99       98,500 shares         $1.00               Convertible Note

         12/99       98,500 Warrants       N/A                 Convertible Note


Item 4.  Purpose of Transaction.

         Each of Mr. Sindt and Northridge Investment LLC acquired the shares of Flexpoint Common Stock (and the warrants on Flexpoint Common Stock disclosed, above) in cash purchases from Flexpoint or from other shareholders of Flexpoint, and/or in employment/consulting arrangements with Flexpoint and/or in loan transactions where the note was converted into equity to assist the Company. Neither Mr. Sindt nor Northridge has any current intention of selling or causing the sale of any of their Flexpoint Common Stock or warrants. Such securities are being held as a long term investment.

         The 455,000 Warrants obtained from Mr. Jules DeGreef have been or soon will be issued directly into Mr. Sindt's name under agreement with Flexpoint. These warrants may be exercised at any time and shares of Flexpoint Common Stock acquired thereby.

         Except as disclosed above, neither Mr. Sindt nor Northridge has any present plans or proposals which relate to or would result in:

         (a)  The  acquisition  by  any  person  of  additional   securities  of
Flexpoint, or the disposition of securities of Flexpoint;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving Flexpoint or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Flexpoint or any of its subsidiaries;

         (d) Any change in the present board of directors or management of Flexpoint, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of Flexpoint;

         (f) Any other material change in Flexpoint's business or corporate structure, including but not limited to, if Flexpoint is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in Flexpoint's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Flexpoint by any person;

         (h) Causing a class of securities of Flexpoint to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Flexpoint becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

         (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

         (a) John A. Sindt declares himself the beneficial owner of 1,463,610 shares of Flexpoint Common Stock, including 992,750 shares held by Northridge Investment LLC, including 98,500 shares underlying warrants. This results in a total of approximately 5.557% of the outstanding shares of Flexpoint Common Stock (including outstanding options and warrants exercisable within 60 days per Rule 13d-3(d)(1)(i)) as of the date of this Schedule. This total declared beneficial ownership does not include shares of Flexpoint Common Stock that may be held by Bull Ventures, Ltd, a Bahamas company with which Mr. Sindt is affiliated, and as to which shares Mr. Sindt disclaims beneficial ownership.

         Northridge Investment LLC declares itself to be the beneficial owner of 992,750 shares of Flexpoint Common Stock, including 98,500 shares covered by warrants. This results in a total of approximately 3.769% of the outstanding shares of Flexpoint Common Stock (including outstanding options and warrants exercisable within 60 days per Rule 13d-3(d)(1)(i)) as of the date of this Schedule. This number does not include shares, warrants or options owned directly by Mr. Sindt, as to which shares Northridge disclaims beneficial ownership.

         b) There are no voting agreements between Mr. Sindt and Northridge, nor involving any other third party. Each of Mr. Sindt and Northridge Investment LLC has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares of Flexpoint Common Stock beneficially owned by him, except that Mr. Sindt, as Managing Member of Northridge Investment LLC has management authority, for the benefit of that Company and its members, to cause the sale of its shares of Flexpoint and to cause the voting of its shares in Flexpoint.

         (c) As described in Items 3 and 4 above, each of Mr. Sindt and Northridge acquired his or its shares in Flexpoint in arms length private purchase transactions with Flexpoint or other shareholders of Flexpoint, consulting agreements, and as a result of conversion of loans into common stock and warrants in 1999.

         (d) Not applicable.

         (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Mr. Sindt and Northridge Investment Ltd. regard Mr. Sindt as the beneficial owner of 992,750 Flexpoint shares held of record by Northridge Investment LLC.

         There are no non-competition or confidentiality agreements between Flexpoint and any of the members of the Group.

         In December 1999, Mr. Sindt, Northridge and Mr. Jules DeGreef agreed to the withdrawal of Mr. DeGreef from Northridge and the distribution to Mr. DeGreef of his percentage of the assets of Northridge, including shares of Flexpoint common stock. In this connection, an agreement was reached in November 1999 by and among Mr. Sindt, Mr. DeGreef and Flexpoint whereby Mr. DeGreef would surrender a warrant covering 910,000 shares of Flexpoint common stock, and Flexpoint would then issue two 455,000 share warrants, one to Mr. Sindt and one to Mr. DeGreef. This action will finalize the agreement between Mr. Sindt and Mr. Degreef earlier which had awarded beneficial ownership to Mr. Sindt of 455,000 warrants in the name of Mr. DeGreef.

Mr. Sindt and Mr. DeGreef have consistently reported Mr. Sindt's beneficial ownership of the 455,000 warrants.

Item 7.  Material to be Filed as Exhibits.

         Agreement for Joint Filing         Exhibit 1.

         Request for Distribution
         of Assets from Northridge          Exhibit 2


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

         Dated as of the 31st day of March, 2000.

                                                  /s/ John A. Sindt
                                                  -----------------------------
                                                  John A. Sindt, individually


                                                  Northridge Investment LLC


                                                  /s/John A. Sindt
                                                  -----------------------------
                                                  By John A. Sindt,
                                                  Managing Member

                                    EXHIBIT 1

                           AGREEMENT FOR JOINT FILING

         This Agreement is entered into this 31st day of December , 1999, between John A. Sindt and Northridge Investment LLC (collectively, the "Group").

         WHEREAS, the Group will file a statement on Schedule 13D with the Securities and Exchange Commission ("SEC") pursuant to the requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and the Exchange Act permits filing persons to file joint Schedules 13D;

         NOW THEREFORE, in consideration of the benefits to be received by the parties hereto by making a joint filing and the mutual covenants recited herein, the Group hereby agrees as follows:

         The Group hereby agrees to make a joint filing of Schedule 13D with the SEC as permitted under the Exchange Act and further agree to make all amendments to said filing on a joint basis, to the extent permitted by law. The Group further agrees that their filing on Schedule 13D and all amendments thereto shall be deemed filed on behalf of each of them.

         IN WITNESS WHEREOF, the Group has executed this Agreement as of the date first written above.


                                                      /s/ John A. Sindt
                                                      ---------------------
                                                      John A. Sindt,
                                                      individually


                                                      Northridge Investment LLC


                                                      /s/John A. Sindt
                                                      ---------------------
                                                      By John A. Sindt,
                                                      Managing Member

                                    EXHIBIT 2

                       REQUEST FOR DISTRIBUTION OF ASSETS

================================================================================
                                  JULES DEGREEF
================================================================================
                                    JAJ, Ltd
================================================================================
                                   MEMORANDUM
================================================================================

TO:      NORTHRIDGE INVESTMENT LLC

         ATTENTION: JOHN SINDT, MANAGING MEMBER

FROM:    TONY DEGREEF

RE:      WITHDRAWAL AS MEMBER

DATE:    DECEMBER 30, 1999

BY THIS NOTICE I AM NOTIFYING NORTHRIDGE INVESTMENT LLC OF MY WITHDRAWAL AS A MEMBER, EFFECTIVE DECEMBER 31, 1999. ON AND AFTER SAID DATE I WILL NOT CLAIM ANY INVOLVEMENT WITH NORTHRIDGE, NOR WILL I PARTICIPATE IN ANY PROFITS OR LOSSES OF THE COMPANY.

TO FACILITATE THIS TRANSITION, I ASK THAT MY SHARE OF THE ASSETS OF NORTHRIDGE BE DISTRIBUTED TO ME AT THE EARLIEST POSSIBLE DATE. SPECIFICALLY, THE FOLLOWING SHARES AND WARRANTS OF FLEXPOINT SENSOR SYSTEMS SHOULD BE DISTRIBUTED TO ME IN THE FORM OF STOCK OR WARRANT CERTIFICATES IN THE NAME OF JAJ, LTD., A UTAH LIMITED PARTNERSHIP, JULES DEGREEF, GENERAL PARTNER:

         CERTIFICATE 1923           15 SHARES

         CERTIFICATE 2590           50,000 SHARES

         CERTIFICATE 2676           220,000 SHARES

         CERTIFICATE ??             451,000 SHARES

         CERTIFICATE ??             98,500 SHARES

         CERTIFICATE ??             98,500 WARRANTS ($2.25 STRIKE)

PLEASE CALL IF THERE IS ANY INFORMATION YOU NEED TO ACCOMPLISH MY WITHDRAWAL AND THE DISTRIBUTION TO ME OF MY SHARE OF THE ASSETS OF THE COMPANY.